Filed Pursuant to Rule 433

Registration Statement No. 333-231456

Final Term Sheet

WRKCo Inc.

Final Term Sheet

$600,000,000 3.000% Senior Notes due 2033

Fully and unconditionally guaranteed by

WestRock Company, WestRock MWV, LLC and WestRock RKT, LLC

June 1, 2020

$600,000,000 3.000% Senior Notes due 2033

Issuer:	WRKCo Inc. (“WRKCo” or the “Issuer”)

Guarantors:	WestRock Company, WestRock MWV, LLC and WestRock RKT, LLC

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	June 1, 2020

Settlement Date:	June 3, 2020 (T+2)

Principal Amount:	$600,000,000

Title of Securities:	3.000% Senior Notes due 2033

Final Maturity Date:	June 15, 2033

Issue Price:	99.764% of the principal amount, plus accrued interest, if any, from June 3, 2020

Coupon:	3.000%

Yield-to-Maturity:	3.022%

Spread to Benchmark Treasury:	+235 bps

Benchmark U.S. Treasury:	0.625% due May 15, 2030

Benchmark U.S. Treasury Price / Yield:	99-17+ / 0.672%

Gross Proceeds to the Issuer:	$598,584,000

Interest Payment Dates:	June 15 and December 15 commencing December 15, 2020

Record Dates:	June 1 and December 1 prior to the respective interest payment date

Optional Redemption:

At any time before March 15, 2033 (the date that is three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes being redeemed that would be due if such Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus accrued and unpaid interest to, but not including, the redemption date.

At any time on or after the Par Call Date, the Issuer may redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the redemption date.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Underwriters:

Joint Book-Running Managers:

BofA Securities, Inc.

Wells Fargo Securities, LLC

Rabo Securities USA, Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

Commerz Markets LLC

Fifth Third Securities, Inc.

U.S. Bancorp Investments, Inc.

CUSIPs and ISIN Numbers:	CUSIP: 92940P AG9 ISIN: US92940PAG90

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you an electronic version of the prospectus if you request it by calling BofA Securities Inc. at 1-800-294-1322, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Rabo Securities USA, Inc. at 1-212-808-2562, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 and SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.